Registration No. 333-81067


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549
                               -------------------
                               AMENDMENT NO. 2 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                        STANDARD MICROSYSTEMS CORPORATION
             (Exact name of registrant as specified in its charter)

          Delaware                                              11-2234952
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                             Identification No.)


                                 80 Arkay Drive
                                 P.O. Box 18047
                            Hauppauge, New York 11788
                                 (516) 435-6000
                   (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                               executive offices)

                             David C. Fischer, Esq.
                                 Loeb & Loeb LLP
                                 345 Park Avenue
                            New York, New York 10154
                                 (212) 407-4000
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
_____________________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ___________________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / / __________________

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
September __, 1999

                                  20,000 shares

                        Standard Microsystems Corporation

                                  common stock

         The selling stockholder named on page 2 is offering common stock of Standard Microsystems Corporation by this prospectus. We will not receive any of the proceeds from the sale of those shares.

         The selling stockholder may sell the shares from time to time, in one or more transactions in the over-the-counter market, at market prices prevailing at the time of sale.

         Our common stock is traded in the over-the-counter market under the Nasdaq symbol SMSC, and trading in our common stock is reported in the Nasdaq National Market System. The reported closing sale price of our common stock on September 20, 1999 was $9.0625 per share.

             Neither the securities and exchange commission nor any
             state securities commission has approved or disapproved
              of these securities or determined if this prospectus
               is truthful or complete. Any representation to the
                         contrary is a criminal offense.

                        STANDARD MICROSYSTEMS CORPORATION

         Standard Microsystems Corporation is a worldwide supplier of leading-edge integrated circuits for the personal computer and related industries. We were incorporated in Delaware in 1971.

         Today, we are the world's leading supplier of personal computer input/output circuits, having shipped over 130 million units and an estimated worldwide personal computer input/output circuits market share exceeding 40%. Our circuits reside in personal computer products supplied by Compaq Computer Corporation, Dell Computer Corporation, Gateway 2000, Inc., Hewlett-Packard Company, IBM, Intel Corporation, and most other major personal computer and personal computer motherboard manufacturers.

         The mailing address of our principal executive offices is 80 Arkay Drive, P.O. Box 18047, Hauppauge NY 11788-8847, and our telephone number at that address is (516) 435-6000.


                                  RISK FACTORS

         Our business, financial condition and results of operations could be materially adversely affected by any of the following risks. While we have identified below the risks we believe are key to our business, financial condition and results of operations, the risks and uncertainties described below may not be the only risks facing us.

         Certain statements and information contained in this prospectus constitute "forwardlooking statements" within the meaning of the federal securities laws. These forwardlooking statements involve risks and uncertainties that may cause our actual results and performance to be different from results expressed or implied in such statements.

         SMSC competes in the semiconductor industry, which is intensely competitive. The semiconductor industry has experienced rapid technological change, cyclical market patterns, periods of mismatched product supply and demand and selling price erosion. According to most generally available market research, worldwide semiconductor revenues actually declined in calendar 1998 as compared to calendar 1997. If we are unable to generate sufficient revenues from sales of our semiconductor products, our results of operations will suffer. In addition, many of our competitors in the semiconductor industry are larger and have significantly greater financial and other resources than SMSC and therefore better able than SMSC to compete and sustain economic downturns in the semiconductor industry.

         Sales of most of our products depend largely on sales of personal computers and peripheral devices for personal computers. Reductions in the rate of growth in the personal computer market could adversely affect our operating results. We often experience greater product demand fluctuation than our customers, the manufacturers of personal computers. Some of our products are used in personal computers for the consumer market, which, in recent years, has been more volatile than other segments of the personal computer marketplace.

         Our future success depends on our developing and timely introducing new products at competitive prices and performance levels. The success of new products depends on various factors, including timely completion of product development programs, market acceptance by our customers of our new products and market acceptance of our customers' new products by their customers, sufficient foundry capacity for volume manufacturing of integrated circuit wafers, our foundries' achieving acceptable wafer fabrication yields, and our ability to offer new products at competitive prices. We compete for our products to be incorporated into new products being designed by our customers; accordingly, we must anticipate market trends, meet performance, quality and functionality requirements of our customers, and develop and manufacture products that adhere to these requirements. In addition, we must meet the timing and price requirements of our customers and make products available in sufficient quantities. To help accomplish these goals, we consider acquiring other companies or the products and technologies of other companies. These acquisitions carry additional risks, such as integrating them with our existing products and corporate culture, potentially large write-offs, and diversion of management attention from operations. There can be no assurance that we will be able to identify market trends or new product opportunities, develop and market new products, respond effectively to new technological changes or product announcements by our competitors or identify, consummate and integrate acquisitions.

         Our future growth will depend on, among other things, our ability to continue to expand our product line. Our future product plans include entering the microprocessor chipset marketplace. We plan to offer microprocessor chipset products for applications currently served by other suppliers' products. Some of these suppliers have well-established market positions and products that have already proven to be technologically and economically competitive. There can be no assurance that we will be able to displace these suppliers in our targeted applications. Moreover, the functions currently performed by our standalone input/output integrated circuits increasingly are being integrated into microprocessor chipsets manufactured by other suppliers. This may impede our efforts to penetrate the microprocessor chipset market and also displace our input/output integrated circuits products from their current applications.

         Average selling prices in the semiconductor industry, generally, and for our products, in particular, have declined significantly over the life of each product. While we expect to reduce the average selling prices of our products over time as we achieve manufacturing cost reductions, competitive pressures may require us to reduce selling prices more quickly than we can reduce costs. In addition, we sometimes approve price reductions on specific sales to meet the prices offered by our competitors. If we cannot offset these price reductions by reductions in our manufacturing costs or by a shift in the mix of products we sell to higher-margin products, declines in the average selling prices could reduce our gross margins.

         We rely upon subcontract manufacturers. The vast majority of our products are manufactured, assembled, and tested by independent foundries and subcontract manufacturers. Our reliance upon foundries and subcontractors involves certain risks, including potential lack of manufacturing availability, reduced control by us over product delivery schedules, potential lack of availability of advanced process technologies, potential fluctuations in manufacturing yields, and potential cost fluctuations.

         We must forecast demand for our products. We generally must order inventory to be built by our foundries and subcontract manufacturers well in advance of product shipments. We often base our production levels upon either internal or customersupplied forecasts of demand, which can be highly unpredictable and fluctuate substantially. There is risk that we may forecast incorrectly and produce excess or insufficient inventories. This inventory risk is increasing as our customers place orders with decreasing lead times.

         We rely on independent distributors to sell our products. Almost 35% of our fiscal 1999 revenues were from sales through independent distributors. Our distributors generally offer products of several different suppliers, including products that may be competitive with ours. Accordingly, there is risk that these distributors may give higher priority to products of other suppliers and reduce their efforts to sell our products. In addition, our agreements with distributors can generally be terminated at the distributor's option. No assurance can be given that future sales of our products by distributors will continue at current levels or that that we will be able to retain our current distributors on acceptable terms. A reduction in sales efforts by one or more of our current distributors or a termination of any distributor's relationship with us could have a materially adverse effect on our operating results.

         The concentration of our business in Asia poses risks relating to foreign economic and political conditions. Many of our foundries and subcontractors, as well as the largest of our distributors, are located in Asia. Many of our customers also manufacture their products in Asia or subcontract their manufacturing to Asian companies. Currency exchange rate fluctuations, economic and trade policies, and the political environment in Asia could affect demand for and supply of our products. This region has recently experienced idle production capacity, unemployment, bank failures, reduced consumer spending and currency devaluation. Any of these factors could reduce demand for the products in which our integrated circuits are used.

         We may not be able to protect our intellectual property rights adequately. We have historically devoted significant resources to research and development. We believe that the intellectual property we have developed is valuable and important to our success. We rely upon nondisclosure agreements, contractual provisions and patent and copyright laws to protect our propriety rights. No assurance can be given that the steps we have taken will adequately protect our proprietary rights.

         A limited number of customers account for a significant portion of our revenues. Our revenues from any one customer can fluctuate from period to period depending upon market demand for that customer's products, the customer's inventory management, and its overall financial condition.

         Our success depends largely on continued service of our management, engineering, marketing, sales and support employees. Competition for qualified personnel is intense in the semiconductor industry, and the loss of experienced employees, or our inability to attract other qualified personnel, could hinder our product development and ability to manufacture, market, and sell products.

         The market price of our common stock can fluctuate significantly. Such factors as our announcements of new products or announcements by our competitors, quarterly fluctuations in our financial results or in the financial results of other semiconductor companies, changes in the expectations of market analysts or investors, or general conditions in the semiconductor industry or in the financial markets can affect the market price of our common stock. In addition, stock markets in general have recently experienced extreme price and volume volatility. This volatility has often had a significant impact on the stock prices of high technology companies, including on our stock price, at times for reasons that appear unrelated to the performance of the specific companies.



                               SELLING STOCKHOLDER


         Steven J. Bilodeau, our president and chief executive officer, owns 20,000 shares of common stock. All 20,000 shares may be offered by this prospectus. The selling stockholder may offer shares of common stock from time to time in one or more transactions in the over-the-counter market, which may involve brokers or dealers, or in private transactions. We have not entered into any agreement, arrangement or understanding with brokers or dealers regarding the shares of common stock that may be offered by this prospectus before the effective date of the registration statement of which this prospectus forms a part. The selling stockholder has advised us that he has not entered into any similar agreement with brokers or dealers.


         The selling stockholder has also advised us that the 20,000 shares of common stock that may be offered by this prospectus, which represent less than 1% of our outstanding common stock, are the only shares of common stock owned by him.

         DESCRIPTION OF CAPITAL STOCK

          Our authorized capital stock consists of 30,000,000 shares of common stock and 1,000,000 shares of preferred stock.

Preferred Stock


         The preferred stock may be issued without further stockholder approval in one or more series, with voting powers, dividend rights, designations, preferences, rights, qualifications, limitations and restrictions as determined by our board of directors.


Common Stock

         Holders of common stock are entitled to receive dividends when and as declared by our board of directors. Holders of common stock are entitled to one vote for each share on all matters. Holders of common stock do not have cumulative voting rights for the election of directors. This means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors to be elected at the meeting, and the holders of the remaining less than 50% of the shares voting for the election of directors will not be able to elect any person to our board of directors. At each annual meeting of stockholders, approximately one-third of our entire board of directors is elected for a three-year term.

         If we liquidate, holders of common stock are entitled to a proportionate share in any distribution of assets after the payment of liabilities, including the payment of any amounts to which holders of any outstanding preferred stock may be entitled. Holders of common stock do not have preemptive rights, and no conversion, redemption, sinking fund or similar provisions apply to the common stock.

Stock Purchase Rights Agreement


         We adopted a stock purchase rights agreement on January 7, 1998 to help ensure that our stockholders receive fair and equal treatment in the event of any proposed acquisition of SMSC. The rights agreement may delay, defer or prevent a change of control of SMSC and, therefore, could adversely affect our stockholders' ability to realize a premium over the then-prevailing market price for our common stock in connection with an acquisition. The rights agreement was previously filed with the SEC on January 13, 1998 as an exhibit to our registration statement on Form 8-A.

         In connection with the adoption of the rights agreement, our board of directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock to our stockholders of record as of the close of business on the record date, January 13, 1998. Each right entitles its holder to purchase from us a unit consisting of one one-thousandth of a share of SMSC Series A Participating Preferred Stock at a cash exercise price of $50.00 per unit, subject to adjustment.

         The rights are not currently exercisable and are attached to and trade with all shares of common stock outstanding as of, and issued subsequent to, the record date. The rights will separate from the common stock and will become exercisable upon the earlier of one of the following distribution events:


         (a) 15 days after the first date or public announcement that a person or group has acquired 20% or more of our outstanding common stock, unless in a transaction directly with us approved by a majority of our independent directors; or

         (b) ten business days after commencement of a tender or exchange offer for 30% or more of our outstanding common stock.


         The rights agreement provides that each holder of a right will be entitled to receive, upon payment of the exercise price, shares of SMSC common stock having a market value of twice the exercise price of the right if any of the following distribution events occurs:


         (a) a person or group acquires 30% or more of our outstanding common stock, other than:

         (1) in a transaction directly with us approved by a majority of our independent directors; or

         (2) in a tender or exchange offer for all our outstanding common stock at a price and on terms determined to be fair by a majority of our independent directors;


         (b) a person or group acquires 20% or more of our outstanding common stock and a majority of our independent directors determines that the person or group is adverse to our best interests, based on preset criteria;

         (c) a person or group acquires 20% or more of our outstanding common stock, not in a transaction directly with us that is approved by a majority of our independent directors, and then engages in any of the following transactions with us:

         (1) a merger in which we continue, and our common stock remains outstanding,

         (2) a transfer of assets to us in exchange for common stock or other of our capital stock,

         (3) a purchase, sale, lease or other transaction involving goods and services on terms less favorable to us than we could have obtained from third parties unrelated to us, or

         (4) we provide financial assistance to the person or group, or it receives tax advantages from us; or

         (d) a person or group acquires 20% or more of our outstanding common stock, not in a transaction directly with us that is approved by a majority of our independent directors, and then receives a disproportionately large amount of our capital stock in a reclassification of our outstanding securities or a merger.

         If SMSC is acquired in a merger or consolidation or if more than 50% of our assets or earning power is transferred more than 15 days after a person or group acquires 20% or more of our outstanding common stock, the rights agreement provides that each holder of a right will be entitled to receive, upon payment of the exercise price, shares of common stock of the acquiring company having a market value of twice the exercise price of the right.

         Rights may not be exercised by any person or group that:

         (a) has acquired 20% or more of our outstanding common stock, unless in a transaction directly with us that is approved by a majority of our independent directors, or

         (b) a majority of our independent directors determines is adverse to our best interests, based on preset criteria.

         If our board of directors approves a transaction that it has determined is in the best interest of our stockholders but that otherwise would cause one of the above distribution events under the rights agreement, our board may, in connection with that approval, redeem the rights for a nominal price. Once the rights are redeemed, the transaction can proceed without causing the distribution event. The rights will expire on January 6, 2008, unless they are earlier redeemed or their term is extended.

         The rights agreement could make it more difficult for a third party to acquire and could discourage a third party from acquiring or seeking to acquire us or a large block of our common stock.


                          COMMON STOCK DIVIDEND POLICY

         We have never paid a cash dividend on our common stock. Our current policy is to retain earnings to provide funds for the operation and expansion of our business rather than to pay dividends.

                                  LEGAL OPINION

         Loeb & Loeb LLP, New York, New York has issued an opinion about the legality of the common stock being offered in this prospectus. David C. Fischer, a partner Loeb & Loeb LLP, is our secretary.

                                     EXPERTS

         The financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report on the financial statements, and are included in this prospectus and the registration statement in reliance upon the authority of Arthur Andersen LLP as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION


         We file reports, proxy statements, and other information with the SEC. You may inspect and copy the filed reports, proxy statements, and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Such materials also may be accessed electronically by means of the SEC's web site at http://www.sec.gov.


         We have filed a registration statement relating to the offering described in this prospectus. As allowed by SEC rules, this prospectus does not contain all of the information which you can find in the registration statement. You are referred to the registration statement and the exhibits to the registration statement for further information.


         The SEC allows us to incorporate by reference information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is made part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents listed below that have been previously filed with the SEC. These documents contain important information about our business and finances.


          1. SMSC's annual report on Form 10-K for the fiscal year ended February 28, 1999;
          2. SMSC's quarterly report on Form 10-Q for the quarterly period ended May 31, 1999;

          3. SMSC's current report on Form 8-K dated June 14, 1999; and

          4. All other reports filed under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, including any amendments to those reports, since February 28, 1999.

         This prospectus also incorporates by reference additional documents that we may file with the SEC between the date of this prospectus and the date on which we file a post-effective amendment to indicate that either all of the shares offered by this prospectus have been sold or to deregister any shares not sold.

         You may obtain copies of the documents that are incorporated by reference in this prospectus, other than exhibits to documents that are incorporated by reference if the exhibits are not specifically incorporated by reference in this prospectus, without charge, upon written or oral request to Standard Microsystems Corporation, 80 Arkay Drive, P.O. Box 18047, Hauppauge, New York 11788, Attention: Vice President-Finance, telephone (516) 435-6000. To ensure delivery of documents, any request should be made not later than five business days before making an investment decision.

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus, and neither the mailing of this prospectus to stockholders nor the issuance of any securities under this prospectus shall create any implication to the contrary. This prospectus does not offer to buy or sell securities in any jurisdiction where it is unlawful to do so.

                                    PART II

Item 16.      Exhibits

         There are filed as a part of this registration statement, the exhibits listed on the Exhibit Index.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Hauppauge, State of New York, on September 21, 1999.

                        STANDARD MICROSYSTEMS CORPORATION
                                  (Registrant)

                           By:  /S/ ERIC M. NOWLING

                                ---------------------------------
                                Eric M. Nowling
                                Vice President -- Finance
                                and Chief Financial Officer
                                (Principal Financial and
                                Accounting Officer)

     Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities on September 21, 1999.

Signature                                        Title


STEVEN J. BILODEAU*                              Director,
Steven J. Bilodeau                               President and Chief
                                                 Executive Officer
                                                 (Principal Executive Officer)


PAUL RICHMAN*                                    Chairman of the Board of
Paul Richman                                     Directors


JAMES R. BERRETT*                                Director
James R. Berrett


ROBERT M. BRILL*                                 Director
Robert M. Brill


PETER F. DICKS*                                  Director
Peter F. Dicks


IVAN T. FRISCH*                                  Director

Ivan T. Frisch


------------------------------


*  By:  /S/ ERIC M. NOWLING
         Eric M. Nowling
         as Attorney in Fact




                                  EXHIBIT INDEX

Location/                 Exhibit No.                            Exhibit
Incorporated by
Reference to:


*                             5                               Opinion of Loeb &
                                                              Loeb LLP as to
                                                              legality of
                                                              securities being
                                                              registered


**                           23.1                             Consent of Arthur
                                                              Andersen LLP


*                            23.2                             Consent of Loeb &
                                                              Loeb LLP (included
                                                              in Exhibit 5)


*                            24                               Power of Attorney


*Previously filed
**Filed herewith


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